Filed by EnLink Midstream, LLC

Pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

EnLink Midstream Partners, LP (Commission File No. 001-36340)

EnLink Midstream Partners, LP and EnLink Midstream, LLC conducted an earnings call on November 7, 2018 and posted the following transcript on their respective websites on November 9, 2018:

07-Nov-2018

EnLink Midstream Partners LP (ENLK)

Q3 2018 Earnings Call

1-877-FACTSET www.callstreet.com	Total Pages: 15 Copyright © 2001-2018 FactSet CallStreet, LLC

CORPORATE PARTICIPANTS

Kate Walsh	Eric D. Batchelder
Vice President-Investor Relations & Tax, EnLink Midstream Partners LP	Executive Vice President & Chief Financial Officer, EnLink Midstream Partners LP

Barry E. Davis	Benjamin D. Lamb
Executive Chairman, EnLink Midstream Partners LP	Executive Vice President & Chief Operating Officer, EnLink Midstream Partners LP

Michael J. Garberding
President, Chief Executive Officer & Director, EnLink Midstream Partners LP

OTHER PARTICIPANTS

Rahul Krotthapalli	Shneur Z. Gershuni
Analyst, JPMorgan Securities LLC	Analyst, UBS Securities LLC

T.J. Schultz	Colin Crosby
Analyst, RBC Capital Markets LLC	Analyst, USCA Securities LLC

Spiro Dounis	Dennis P. Coleman
Analyst, Credit Suisse Securities (USA) LLC	Analyst, Merrill Lynch, Pierce, Fenner & Smith, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Welcome to the EnLink Midstream Third Quarter 2018 Earnings Call. [Operator Instructions] Please note that all participants will be in listen-only mode. After today’s presentation, there will be an opportunity to ask questions. [Operator Instructions] Please note that this event is being recorded today, Wednesday, November 7, 2018 at 9 o’clock AM Eastern Time.

I would now like to turn the meeting over to Kate Walsh, Vice-President of Investor Relations. Please go ahead, ma’am.

Kate Walsh

Vice President-Investor Relations & Tax, EnLink Midstream Partners LP

Thank you, and good morning, everyone. Thank you for joining us today to discuss EnLink Midstream’s third quarter of 2018 earnings. Participating on the call today are Barry Davis, Executive Chairman; Mike Garberding, President and Chief Executive Officer; Eric Batchelder, Executive Vice President and Chief Financial Officer; and Ben Lamb, Executive Vice President and Chief Operating Officer.

To accompany today’s call, we have posted our third quarter of 2018 earnings press release and operations report to the Investor Relations portion of our website. Shortly after today’s call, we will also make available a webcast replay on our website.

I will remind you that statements made during this conference call about the future, including our expectations or predictions, should be considered forward-looking statements within the meanings of the federal securities laws. Actual results may differ materially from what is described in these forward-looking statements. Forward-looking statements speak only as of the date of this call, and we undertake no obligation to update or revise any forward-looking statements. Additional information on factors that could cause actual results to differ from what is described in the forward-looking statements is available in the earnings press release and the operations report accompanying this call located at enlink.com and in our SEC filings.

This call also includes certain non-GAAP financial measures. Definitions of these measures as well as reconciliations of comparable GAAP measures are available in our earnings press release and operations report on enlink.com. We encourage you to review the cautionary statements and other disclosures made in our earnings press release and our SEC filings, including those under the heading Risk Factors.

The structure of the call will be to start with prepared remarks by Barry, Mike and Eric; and then, leave the remainder of the call open for a question-and-answer period.

With that, I would now like to turn the call over to Barry Davis.

Barry E. Davis

Executive Chairman, EnLink Midstream Partners LP

Thank you, Kate, and good morning, everyone. Thank you all for joining us to discuss our third quarter results, our NGL expansion updates and our vision forward. As you saw on the press release and operation report we issued yesterday, we achieved another incredibly strong quarter of operational and financial results. We achieved over 20% growth year-over-year in adjusted EBITDA, continuing our strong adjusted EBITDA growth since EnLink’s inception.

Our successful track record of significantly growing adjusted EBITDA is a result of intentionally positioning the business in higher growth supply and demand regions and purposefully executing on strategic acquisitions and organic growth projects. While EBITDA growth is good news, the even better news is that growth is translating directly to value that benefits all of our stakeholders. We’ve achieved over 20% growth in distributable cash flow per unit. Specifically related to our third quarter results, I am thrilled with the outperformance as we exceeded expectations. We’re up year-over-year in segment profit in all four of our operational segments and we had a standout quarter for our Crude and Condensate segment. Additionally, we continue to execute on higher returning projects in higher growth areas.

Yesterday, we announced some very exciting expansions to our Gulf Coast NGL platform. We are expanding our capacity to fractionate raw make NGL barrels by 30,000 to 35,000 barrels per day with the expectation of that capacity being operational and fully utilized within a matter of months. When you take a look at 2018 as a whole, we’ve been over-performing all year. When we issued guidance back in February, we knew we would have a strong year, but it has exceeded our expectations.

When you look at the original range we set for adjusted EBITDA, the bottom of that range was $950 million. And today, we expect to be at the high-end of the guidance range we increased during the second quarter, which is $1.50 billion. That’s a $100 million increase from the low-end of our original expected range to where we expect to exit 2018, incredible.

I love what our team is accomplishing today. And I’m equally excited about the long-term outlook for EnLink. In yesterday’s press release and operations report, we enhanced visibility into the growth we expect on multiple fronts and reiterated our growth expectations for distributable cash flow per unit. As we announced with our simplification transaction on October 22nd, we expect DCF per unit to have a 10% or greater compounded annual growth rate from 2019 through 2021.

When I step back and think about what that means for EnLink and our stakeholders, I think it means a lot. And it’s important for everyone to understand. By growing distributable cash flow per unit by 10% or more each year, we are significantly strengthening our balance sheet and we are increasing our power to further enhance long-term distribution growth. At the end of the day, our strong financial outlook gives clarity around and visibility into our commitment to sustainably create and return value to all our stakeholders over the long term.

With that, I’ll turn it over to Mike.

Michael J. Garberding

President, Chief Executive Officer & Director, EnLink Midstream Partners LP

Thanks, Barry, and good morning, everyone. As Barry said, we have had a tremendous quarter and a tremendous year thus far. We have delivered more than 30% growth year-over-year in total segment profit and more than 20% growth in adjusted EBITDA for ENLK year-over-year. We’ve also delivered 20% DCF per unit growth at ENLK when you compare the third quarter of 2018 to the third quarter of 2017.

Compared to this time last year, volumes in Oklahoma, Louisiana, and Crude and Condensate have all grown by double digits. This is driven by the 520 wells we’ve connected to our asset platform during the first 10 months of the year with 80 more wells expected by year-end. The producer activity we’re experiencing in our footprint gives us confidence in achieving the high-end of our 2018 additional EBITDA guidance range, and gives us confidence increasing our DCF and distribution coverage ranges. We are also confident in 2019 growth.

In Oklahoma, we expect roughly the same number of wells to be connected in 2019 as in 2018. In fact, as we look at the actual schedules provided by our most active producers in Oklahoma, we see about the same number of wells being connected in the first half of 2019 as we saw in the first half of 2018. Overall, we continue to expand and deepen relationships with our partners and customers. We are also executing on our expansion of our strategic NGL position in Louisiana. We announced two projects, which represent the first step in expanding our Gulf Coast NGL network.

First, EnLink announced Cajun-Sibon III, a project that will expand our takeaway capacity from the Mont Belvieu NGL hub to our fractionation facilities in Louisiana. Second, we announced the completion of an expansion project of our fractionation capacity in Louisiana. The two projects combined to unlock the ability to fractionate between 30,000 barrels per day and 35,000 barrels per day of incremental NGLs once Cajun-Sibon III is operational, which is expected during the second quarter of 2019.

The volumes produced from our core positions in Oklahoma, North Texas and the Permian Basin have given us a great opportunity to expand our NGL footprint due to increased number of barrels coming out of those basins. We are also evaluating the next leg of our NGL expansion, which could include building a new fractionation facility in Louisiana or participating in a joint venture facility in Texas.

In Louisiana, we are looking at converting existing gas pipelines in the NGL service to feed a new large scale fractionation complex. We believe we have a strategic advantage to execute a project like this given our growing NGL supply position and franchise position in the heart of the Louisiana demand market. I’m very excited about the growth we are lagging into in Louisiana. Our announcements yesterday are just the start of what we want to accomplish.

I also think it’s important to give an update on the Crude and Condensate segment. As Barry said, Crude and Condensate had a standout quarter. At the beginning of 2018, we had one crude oil gathering system in the Midland Basin. Today, we have four crude oil gathering systems flowing volumes, all located in some of the best supply basins in the United States. Our Black Coyote, Redbud and Chickadee systems are fully operational now with our Avenger system flowing initial volumes and expected to be in full service during the first quarter of 2019.

We have made considerable investments in our crude gathering systems this year and we’ve done that in a way that we can accommodate the significant volume growth we expect in 2019 and beyond without requiring a large amount of additional capital. The scalability of our crude systems means that one of our fastest-growing businesses is also one that is very capital-efficient.

Shifting topics now, I want to take some time to discuss our broader multi-year financial outlook and how we are thinking about the longer term outlook metrics we provided in connection with our simplification announcement. We are focused on creating stakeholder value. This can be seen through current and projected DCF per unit growth. As part of this quarterly discussion, we gave a look forward into our pro forma ENLC business outlook and we like what we see. And we are starting all this from a position of strength, given our execution in 2018. Most importantly, this growth is being executed in a capital-efficient manner with further upside through execution on our seven growth strategies. A great example of this is our first strategic Gulf Coast NGL expansion, with more to come.

Our growth in our core business gave us the opportunity for the NGL expansion. However, the tightness of the current fractionation market provided some near-term headwinds until we can get Cajun-Sibon III up and running. This was the main driver behind the $25 million change to 2019 guidance we discussed earlier. The Cajun-Sibon III projects were also included in this guidance for 2019, but also provide great long-term capital efficient growth for the business. Overall, we love how the business is performing, how our team is focused on executing on our seven growth strategies, and how our long-term business outlook is focused on creating strong stakeholder value.

With that, I’ll turn the call over to Eric to provide an update on our financial highlights.

Eric D. Batchelder

Executive Vice President & Chief Financial Officer, EnLink Midstream Partners LP

Thank you, Mike, and good morning, everyone. As Barry and Mike have highlighted, EnLink delivered strong results for both the third quarter and 2018 year-to-date. I’ll start with the ENLC, which reported solid quarterly results of $58 million of cash available for distribution, representing 6% growth from where we were this time last year. We continue to increase distributions as planned and are on track to raise distributions by 5% during 2018 as compared to 2017. From an ENLK perspective, we achieved adjusted EBITDA net to ENLK of $267 million for this quarter, which represents 23% growth from the third quarter of 2017.

The double digit growth was a result of year-over-year segment profit growth in all of our regions, with Oklahoma up by 35% and Crude and Condensate up over 130% from this time last year. This quarter’s results exceeded expectations even with the inclusion of a one-time charge of $5 million related to a company realignment initiative we completed during the quarter.

From a cash flow perspective, ENLK’s distributable cash flow was up an impressive 25% from the third quarter of 2017. DCF growth is exceeding our expectations this year and as a result, we have increased our DCF guidance range to $700 million to $730 million. In conjunction with the DCF guidance range, we also increased our distribution coverage guidance range by 5% at the midpoint to a range of 1.15 times to 1.2 times.

Strengthening our distribution coverage ratio has been a key financial priority for us and we are very pleased with the progress we are making this year. A stronger distribution coverage ratio points to a stronger balance sheet, which gives us the flexibility to self-fund an increasing amount of our growth capital expenditures and allows us to navigate volatility well.

From a leverage perspective, we ended the quarter in a solid position with debt to adjusted EBITDA of 3.85 times as calculated per our credit facility. We also raise very little equity via our aftermarket program during the quarter with equity raises totaling around $46 million for the year. We continue to maintain a flexible liquidity position and exited the quarter with ENLK revolver liquidity of approximately $725 million.

We often get asked about our annual growth capital expenditures. Generally speaking, we expect our growth capital expenditures for the next three years in aggregate to be around $1.2 billion to $1.5 billion. This year, we expect to fund the majority of the equity portion of our growth capital expenditures with excess cash from the business and we expect to target that same funding model going forward. When we announced our simplification transaction on October 22nd, I spent some time discussing our four key financial tenets going forward.

First, we are committed to growing distributions responsibly and sustainably and have outlined our expectations to grow distributions annually by 5% or greater. Second, we are focused on self-funding more of our growth capital expenditures and are forecasting that we’ll have cumulative retained cash flow in excess of $700 million over the next three years which gives us greater flexibility to execute our growth plan on our own financing terms. Third, we are targeting a long-term distribution coverage ratio of 1.3 times to 1.5 times. And fourth, we are targeting a long-term leverage ratio of 3.5 times to 4 times as calculated under the terms of our credit facility.

Finally, I would like to take a moment to address our inclusion in certain market indices. We have discussed this topic at length with a variety of advisors and our expectation is that pro forma ENLC will be eligible for inclusion in all of the indices in which we are included today. Our pro forma entity is set up to give the market visibility into our future financial state of sustainable distribution growth, significant reinvestment of excess cash flow, strong distribution coverage, and responsible leverage levels. We are building a sustainable balance sheet for years to come. EnLink is focused on capitalizing on the large very attractive growth opportunities in front of us. And I am specifically focused on making sure we have the balance sheet in place to create value for all of our stakeholders.

And with that, I’ll turn the call back to Mike.

Michael J. Garberding

President, Chief Executive Officer & Director, EnLink Midstream Partners LP

Thanks, Eric. At the end of the day, execution is the key to our continued success and it is at the very core of what we wake up thinking about. Our producer customers rely on us to keep building their connections to demand markets and to keep flowing their product to market. Our downstream customers rely on us to keep providing the critical supply needed to feed their facilities. EnLink builds and operates essential midstream energy infrastructure for our customers, and that is what you can count on us continuing to do with excellence.

With that, you may open the call up for questions.

QUESTION AND ANSWER SECTION

Operator: Thank you, Mr. Garberding. We will now begin the question-and-answer session. [Operator Instructions] Your first question will be from Jeremy Tonet of JPMorgan. Please go ahead

Rahul Krotthapalli	Q
Analyst, JPMorgan Securities LLC

Good morning, guys. This is Rahul on for Jeremy. Thanks for taking my questions here. The first one, starting off on the STACK side, with Devon reducing the rates on lowering well connects in 2019 in the STACK, and also Newfield going to the acquisitions, like can you provide some more color on the 10% CAGR, which you noted in the segment? And also how should we think about the rest here and are there any assumptions behind improved well productivities baked in here?

Benjamin D. Lamb	A
Executive Vice President & Chief Operating Officer, EnLink Midstream Partners LP

Yeah. Hey, Rahul, it’s Ben Lamb. Big picture on the STACK. You’re right, what we saw most recently here was a big vote of confidence coming out of Encana through the Newfield acquisition, which is essentially a STACK acquisition. And they recognized there that they’re dealing with one of the very best plays in North America and a play that still has a great deal of running room.

In terms of our confidence around the CAGR, when we look into 2019, one thing that informs our confidence is we have been in discussions as we always are with our producer customers about their plans for 2019. And while we don’t have schedules for every single customer going through December 31, 2019, when we look at what we do have and what we observe our customer is doing, we see roughly the same number of well connects in 2019 and as we’ve experienced in 2018, and of course I think the growth we’ve experienced in 2018 really speaks for itself.

As far as well performance, we do not bake into our projections any assumptions around increased productivity. That’s just not part of how we forecast. We do take into consideration the industry’s recent learnings around well spacing and we think that we’ll see an average development of six wells or so per section for the Merrimack, specifically. Some places it may be four, some places it may be eight. Some operators like Newfield are looking at co-developing the Woodford and Osage, some operators are not, but in the aggregate, that’s roughly our expectation.

Michael J. Garberding	A
President, Chief Executive Officer & Director, EnLink Midstream Partners LP

Hey, Rahul, this is Mike. Also, I think it’s important to note that we have a great diversity of producer customers in Oklahoma, too. We did highlight that in the ops report. So again, it’s looking to all those different customers. I think, we have over 16 customers drill wells on us year that have really driven that growth Ben’s talking about.

Rahul Krotthapalli	Q
Analyst, JPMorgan Securities LLC

Got you. That’s helpful, guys. Thank you. And then can you provide some drivers behind the Crude and Condensate three-year growth targets again mentioned here? And also up to $1.2 billion to $1.5 billion CapEx spend, what’s the planned allocation for this segment and would the growth be entirely of the crude gathering systems and related expansions here?

Benjamin D. Lamb	A
Executive Vice President & Chief Operating Officer, EnLink Midstream Partners LP

Yeah. Hey, Rahul, I’ll start and then Eric may want to add on. In terms of the guidance there on the CAGR for the Crude segment, it really is driven by our confidence in the resource that’s being developed behind those systems. So in the prepared remarks, you heard that over the course of the year, we brought online three systems, two of those in the STACK and one of those in the Delaware, and we’ve seen fantastic growth on our Greater Chickadee system in the Midland basin.

I believe year-over-year, it’s up north of 60%. So a tremendous amount of growth this year, and that also comes with a fair bit of investment. The segment capital for this year is in the range of $115 million to $150 million. And that is to really lay the backbones for the Avenger, the Redbud and the Black Coyote systems.

Growth going forward will be very capital-efficient because so much of the base system has been constructed over 2018 and into early 2019. So actually, it’s rather a little capital looking forward in 2019 through 2021 as part of the range of $1.2 billion to 1.5 billion that Eric provided, and I think we’ll give you some additional guidance around that for 2019 at the time that we provide you full 2019 guidance.

Eric D. Batchelder	A
Executive Vice President & Chief Financial Officer, EnLink Midstream Partners LP

Yeah, Rahul, the only thing I would add to that is, as Ben alluded to, the CapEx — we get this question a lot which is why we thought it would be helpful to be transparent and just give some of our perspective on it — and those numbers that I quoted include the large projects that Ben pointed out. It also includes a lot of our — what we consider this quick to cash capital in terms of hooking up new wells, compression, etcetera, all of the work we do on a day-in and day-out basis to serve our customers. And to the extent that we have bigger projects down the line, as we have in the past, we’ll provide more information, but the numbers that I’ve provided include everything that has been announced to-date on the large project side and then has our day-to-day CapEx that we consider vital to serving our customers.

Michael J. Garberding	A
President, Chief Executive Officer & Director, EnLink Midstream Partners LP

Hey, Rahul, when you put all that together, I think the point you ought to take away ultimately is the efficiency with the growth of the business. We highlighted with the simplification announcement just the DCF per unit growth over that three year period and this is what’s driving it. And you can see it ultimately as far as the capital efficiency build in our core basins and the confidence we feel around that.

Rahul Krotthapalli	Q
Analyst, JPMorgan Securities LLC

Got you. I appreciate the color, guys. And this is the final one on — can you give some color on how you plan to approach the second phase of the NGL platform build out you mentioned in the ops report, and like what would help you make the decision between building the fracs in Louisiana versus the JV in Texas? Any color you can provide there?

Benjamin D. Lamb	A
Executive Vice President & Chief Operating Officer, EnLink Midstream Partners LP

Yeah, Rahul, its Ben again. As a follow-up to the Cajun-Sibon III announcement, our focus now shifts to what the next frac solution for us is going to be. And as we outlined in the ops report, there’s really three possibilities there.

One of them is a large scale fractionator in Louisiana that would be effectively a brownfield development around our own assets and would likely involve repurposing some gas pipelines to move the Y-grade over into Louisiana. Another possibility is a joint venture in Texas, most likely around Mont Belvieu. And then a third possibility that is always out there is that we get a very attractive third-party solution, much like we did on the transportation of our Oklahoma NGLs that might be superior to either of those capital projects. So that’s what we’re working for now. And to answer your question about what does it take to get to that decision, it really is just time to do a full evaluation of the options that are available to us and the market for each of those decisions to determine what’s most economic for the company.

Rahul Krotthapalli	Q
Analyst, JPMorgan Securities LLC

Got you. That’s it from me, guys. Thanks for taking my questions.

Operator: The next question will be from T.J. Schultz of RBC Capital Markets. Please go ahead.

T.J. Schultz	Q
Analyst, RBC Capital Markets LLC

Hey, good morning. First, just to clarify the infill spacing learning curve that Devon discussed with its operational report this quarter, was that already contemplated in the 2019 EBITDA guidance that you all gave recently?

Benjamin D. Lamb	A
Executive Vice President & Chief Operating Officer, EnLink Midstream Partners LP

Hey, good morning, T.J. It’s Ben. Yes, it is. We obviously are in constant contact with all of our customers, Devon, of course being no exception. And so while this is being announced by Devon today, it’s a knowledge that we’ve had now for some time. And so it is fully incorporated in our 2019 expectations.

Michael J. Garberding	A
President, Chief Executive Officer & Director, EnLink Midstream Partners LP

And I think — T.J., this is Mike. One important point to make ultimately is that you can look at the three-year CAGR on Oklahoma and feel very good about the growth projections from that solid base, but growth projections from that solid base, but specific to 2019, the thing we talked about was really the headwinds in the frac market, and there ultimately is a cost for us to get through Cajun-Sibon III expansion. And so, when we talked about the guidance change of $25 million, that was a large driver to that. But that large driver gave us not only the opportunity for Cajun-Sibon III, but is giving us that next opportunity for the next leg of Louisiana or Mont Belvieu growth. And so, we feel very, very good about the long-term growth of the business. There were some headwinds in 2019 related to that, but Oklahoma was fully factored in those numbers.

T.J. Schultz	Q
Analyst, RBC Capital Markets LLC

Okay. Understood. And then STACK versus SCOOP, are you seeing any customer or rig shift from the STACK to the SCOOP or to the merge?

Benjamin D. Lamb	A
Executive Vice President & Chief Operating Officer, EnLink Midstream Partners LP

T.J., it’s Ben. We really have not. There was one operator who made that shift earlier in the year, but that’s an operator that we don’t do very much business with. The operators who are big on our system are still very focused on the STACK. Now, I’ll take the opportunity though to make a couple of points. One of those is that as they transition into full field development mode, the development becomes much more efficient. And so, in order to deliver the same number of wells next year as we’ve seen this year, which is roughly our expectation, we won’t need to see as many rigs working on the acreage. We’ll be more focused on well count than we are on rig count.

And the second point I’d make is, you touched on the merge and I’ll just take a minute to recognize what a bright spot the merge has been for us not just this year, but really the last couple of years. And we have seen a little bit of acceleration on our merge position. That’s in area that — because the producer are smaller companies and in some cases they are not public, it doesn’t get as much air time as the STACK does, but it’s a great resource. We’ve seen great results and we have a couple of very active producers in that area.

T.J. Schultz	Q
Analyst, RBC Capital Markets LLC

Okay. Understood. Just lastly following up on the NGL kind of next phase, does any part of that next NGL solution consider a larger expansion of Cajun-Sibon or is that cost prohibitive compared to potential options to build these or JV in Texas or contract otherwise?

Benjamin D. Lamb	A
Executive Vice President & Chief Operating Officer, EnLink Midstream Partners LP

Yeah. Certainly, a larger expansion of Cajun-Sibon is on the table and the form that that would most likely take would be a conversion of some existing gas pipelines in the NGL service, so would effectively be a second NGL pipeline into Louisiana. That’s what would be needed to move the Y-grade associated with the large scale Louisiana frac. So really the question is is that a better solution or is a better solution to JV with someone in Bellevue or is a better solution to contract with someone who will provide the service even more cheaply than we can provide it to ourselves.

T.J. Schultz	Q
Analyst, RBC Capital Markets LLC

Okay. Understood. Thank you.

Operator: [Operator Instructions] The next question will be from Spiro Dounis of Credit Suisse. Please go ahead.

Spiro Dounis	Q
Analyst, Credit Suisse Securities (USA) LLC

Hey. Good morning, everyone. Just want to start off on the strength in Louisiana gas. It seems like a real step change there this quarter and I think you alluded to some stronger industrial demand and LNG demand as the driver. Just curious, is that a structural shift that you’re starting to see now or is there any seasonality in there?

Benjamin D. Lamb	A
Executive Vice President & Chief Operating Officer, EnLink Midstream Partners LP

Hi, Spiro. It’s Ben. I wouldn’t describe it as a structural shift. I would describe it as continued very strong performance from that business in a market that has been strong performance from that business in a market that has been strong and I think will continue getting stronger, but I don’t think there’s any one strong structural shift that you can point to. There is a little bit of seasonality from a margin perspective in that business that really is related to the power load that you see in the summer. That lasted maybe a couple weeks longer than it usually does this year. So, we had a modest benefit from that. But really the result that you’re seeing both from volume perspective and from [ph] an NOI (00:30:02) perspective, those are reflective of the base strength of the market.

Michael J. Garberding	A
President, Chief Executive Officer & Director, EnLink Midstream Partners LP

Hey, Spiro, this is Mike. I mean when you think about it too, that’s the starting point. We’ve talked about the multi-commodity opportunity we have in Louisiana. Ben alluded to what we’re doing on NGLs. We equally have the opportunity on gas and what we’re seeing about that, longer term growth and gas demand down on the southwestern side for LNG. So that will be a little bit longer term in nature when you see that coming, but we are as well-positioned as anyone to continue to take advantage of that, and that’d be that next big leg of growth in the gas side.

Spiro Dounis	Q
Analyst, Credit Suisse Securities (USA) LLC

Got it. That’s helpful. And then just in terms of I think, you guys, hit the road after the announcement of the merger or the roll-up. I was wondering if you could share some feedback you received specifically around the potential for new investors to come in now that IDRs are gone. I think that was a sticking point for some.

Eric D. Batchelder	A
Executive Vice President & Chief Financial Officer, EnLink Midstream Partners LP

Spiro, it’s Eric. It’s a good question. I mean I think we’ve gotten some feedback that it’s a more attractive security. I think when we think about the simplification as a whole, it sets us up in a great position from a financial perspective and really helps us to support the business and the great growth that we see coming ahead of us. I think 2018 has been a terrific year as you’ve heard and the simplification will set us up from a balance sheet perspective to really execute on the opportunities we have in front of us. And really that’s where it starts in terms of attracting investors is a good story and a strong balance sheet, and then structurally having the LLC structure with the 1099 we think makes it a good opportunity for others to come in.

Spiro Dounis	Q
Analyst, Credit Suisse Securities (USA) LLC

Appreciate the color. Thanks, guys.

Operator: The next question will be from Shneur Gershuni of UBS. Please go ahead.

Shneur Z. Gershuni	Q
Analyst, UBS Securities LLC

Hi. Good morning, guys. I was wondering if I can follow up on some of the NGL planned expansions and so forth. One of your peers, or I guess partner, actually you’ve talked about last week about being able to spend low amounts of capital and being able to significantly increase the size of their ability to frac and so forth, and you’ve clearly demonstrated that as well. How many other instances do you think or possibilities are there out there for you to do more of the same thing? Like can you synthetically create an entire frac if you’re able to turn some screws on all your facilities?

Benjamin D. Lamb	A
Executive Vice President & Chief Operating Officer, EnLink Midstream Partners LP

Yeah. Hey, Shneur. It’s Ben. So you’re right. Effectively what we’ve announced today is 30,000 to 35,000 barrel fractionator for the equivalent of $50 million to $60 million. And not only that, but the fastest solution in the market in the second quarter of next year versus time to new build obviously being significantly longer than that. In terms of screws that we have left to turn, I don’t think we’re going to find another 30,000 or 35,000 barrels. I think that once we get Cajun-Sibon III online and flowing, I imagine that our engineering folks and our operations folks will find ways to move a few incremental barrels as they learn the capabilities of the system. We’ve shown our ability to do that over and over again to over deliver on our own expectations. But I don’t think we’re going to discover another fractionator that comes almost for free like this one does. I think the next leg of growth will be along the lines that we discussed earlier in the call.

Shneur Z. Gershuni	Q
Analyst, UBS Securities LLC

Okay. And as a follow-up, you gave a lot of color on Oklahoma in terms of where you see opportunities and so forth. Can you talk about the trend on rigs specifically on your acreage dedications, have they been going up, are they the same, have they been going down, and what are your producer customers talking about over the next six to nine months?

Benjamin D. Lamb	A
Executive Vice President & Chief Operating Officer, EnLink Midstream Partners LP

Yeah, Shneur. It’s Ben. Again, happy to talk a bit about that. In terms of the rig trend over the course of the year, it’s been fairly steady. Our expectation is that we will see fewer rigs operating in the play on our acreage next year, but we expect they will drill approximately the same number of wells, and that’s not based on magical thinking by us, it’s based on communications from our producer customers that we’re having all the time. And where we sit right now, we see about the same number of wells in 2019 as we expect to connect in 2018. But we think that they will require fewer rigs to do that.

And a side impact of that is that the growth will be lumpy. We’ve talked about that in the past that you should expect to see lumpy growth in Oklahoma, because the timing of some of the big projects being turned in line can move between quarters and create non-ratable growth. And you saw that in this quarter and I would say that’s going to be the new normal. We’ll have some quarters of outsized growth like we did in the second quarter of this year and we’ll have some quarters of less growth like we saw in the third quarter this year.

Shneur Z. Gershuni	Q
Analyst, UBS Securities LLC

So when I think about a flat well connections like on a year-over-year basis and I also think about kind of the treadmill that’s sort of created because of natural decline rates and so forth, what is your confidence that your net volume is going to grow year-over-year, like is that enough or are the showings on the well is better, what gives us confidence that it will actually grow and be able to offset what should be a natural decline rate?

Benjamin D. Lamb	A
Executive Vice President & Chief Operating Officer, EnLink Midstream Partners LP

Yeah. So, Shneur, to talk through that a little bit, to answer the question head on, extremely confident that we’ll have year-over-year growth. As far as how you kind of get there in pieces, if you look at the growth this year with the wells we’ve connected, year-over-year, we’re up 42%. If you go back two years, we’re up 112%. So next year, I don’t expect we’ll be up 42% again because of exactly what you’re saying. You have a bigger system. It takes more wells to continue the same percentage rate of growth. So, it won’t be 42%, but if you think about the guidance, the segment profit guidance that Mike talked about, the 10% CAGR, 2018 to 2021, that gives you some idea of how we see growth happening on the system. And then specifically for 2019 volumes, when we give you full guidance for 2019, we’ll make some communication around that in particular.

Shneur Z. Gershuni	Q
Analyst, UBS Securities LLC

Okay. And one final question. When can we expect to see the S-4 filings?

Eric D. Batchelder	A
Executive Vice President & Chief Financial Officer, EnLink Midstream Partners LP

Hey, Shneur. It’s Eric. We are working on that as hard as we can and we expect to get that out very soon. Obviously, that’s something that we recognize as very important and we’re spending a lot of time to get that out as soon as possible.

Shneur Z. Gershuni	Q
Analyst, UBS Securities LLC

All right. Perfect. Thank you very much, guys. I really appreciate the color today.

Eric D. Batchelder	A
Executive Vice President & Chief Financial Officer, EnLink Midstream Partners LP

Thank you.

Operator: [Operator Instructions] Your next question will be from Colin Crosby of U.S. Capital Advisors. Please go ahead.

Colin Crosby	Q
Analyst, USCA Securities LLC

Hey. Good morning, guys. One more question on the expanded frac capacity. So, once you complete the NGL pipe expansion, it can go ahead and start filling up that expanded capacity. How much time do you think that bides you before we start running into the same issues again that were the driver behind the reduced guidance?

Benjamin D. Lamb	A
Executive Vice President & Chief Operating Officer, EnLink Midstream Partners LP

Yeah. Hi, Colin. It’s Ben again. It fairly well takes care of our need for next year. And that’s actually perfect in light of the decision that we’re going to need to make around the next leg of frac capacity. We want to see some link in our position because it’s linked in a position that gives us the ability to make that next leg of growth. So, it takes pretty well care of 2019 and then we’ll be looking for new solutions to begin in 2020. That might be a solution that bridges us to a frac coming online that we would be constructing or it might be a contractual arrangement for the long-term with a third party just like we outlined earlier in the call.

Michael J. Garberding	A
President, Chief Executive Officer & Director, EnLink Midstream Partners LP

And Colin, this is Mike. I mean if you think about it from an industry standpoint, that is the key year, and you think about what’s happening ultimately in Mont Belvieu and what growth we see, 2019 for us is that key year to bridge through, which Cajun-Sibon III does for us.

Colin Crosby	Q
Analyst, USCA Securities LLC

Okay. Thanks, guys.

Operator: And the next question will be from Dennis Coleman of Merrill Lynch. Please go ahead.

Dennis P. Coleman	Q
Analyst, Merrill Lynch, Pierce, Fenner & Smith, Inc.

Yeah. Good morning, everyone. Just one more on the announcements for today, if you would. So, the capacity is – is it contracted now or will it be contracted? And as you think about the alternatives going forward, will those also be underpinned by some kind of contracts with customers?

Benjamin D. Lamb	A
Executive Vice President & Chief Operating Officer, EnLink Midstream Partners LP

Yeah. So, the capacity will be contracted at the point when the fractionator comes in into service. As far as the next leg of expansion, yes, we certainly will look to have a threshold level of commercial support before we would proceed with the next expansion. That may or may not be subscriptions for 100% of the fractionator capacity. We probably don’t need to get quite that far but we would certainly want to have a level of commercial support that we feel ensures that we will have a successful and economic project and that will be some of the work that we are doing as we progressed towards making that next decision.

Dennis P. Coleman	Q
Analyst, Merrill Lynch, Pierce, Fenner & Smith, Inc.

Okay. Thanks, Ben. And what about infrastructure to move the barrels away or downstream to customers, the purity products. Is there opportunities there.

Benjamin D. Lamb	A
Executive Vice President & Chief Operating Officer, EnLink Midstream Partners LP

Yeah. That’s a great question. Even just with the Cajun-Sibon III expansion, it will create some incremental benefit to some of our existing downstream infrastructure, for example, our Ascension pipeline that moves some of the purity products that are created by the Cajun-Sibon system today. Certainly, a frac expansion in Louisiana could come with some additional downstream opportunity on the purity side. And I don’t want to get too deeply into what those could look like, but it could be some additional infrastructure investment, could also be some expansion of our export capability. And I think we noted in the materials that we’ve passed 2 million barrels so far exported this year out of Louisiana.

Dennis P. Coleman	Q
Analyst, Merrill Lynch, Pierce, Fenner & Smith, Inc.

Okay. And just the one last follow-up there in terms of just the more immediate expansion, is that baked into the economics that you’re talking about today?

Michael J. Garberding	A
President, Chief Executive Officer & Director, EnLink Midstream Partners LP

Yes. This is Mike. It’s all baked into everything we’ve laid out. And if you think about it, just to make sure people understand with regard to the fractionator, the $10 million for the increase in fractionation capacity has already been spent and the $50 million related to the Cajun-Sibon III pipeline increase is already in the numbers that we laid out.

Dennis P. Coleman	Q
Analyst, Merrill Lynch, Pierce, Fenner & Smith, Inc.

Got it. Okay. Thanks very much.

Operator: And ladies and gentlemen, this will conclude our question-and-answer session. I would like to hand the conference back over to Mike Garberding for any closing remarks.

Michael J. Garberding

President, Chief Executive Officer & Director, EnLink Midstream Partners LP

Thank you, Denise, for facilitating our call this morning, and for everyone on the call today, thank you for your participation and for your support. We look forward to updating you on our fourth quarter call and full-year 2018 results in February.

Operator: Thank you, sir. Ladies and gentlemen, the conference has concluded. Thank you for attending today’s presentation. At this time, you may disconnect your lines.

Important Information for Investors and Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between EnLink Midstream Partners, LP (“ENLK”) and EnLink Midstream, LLC (“ENLC”), on November 8, 2018, ENLC filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a preliminary joint information statement and proxy statement of ENLC and ENLK that also constitutes a prospectus of ENLC. After the registration statement is declared effective, ENLK will mail a definitive proxy statement/prospectus to unitholders of ENLK, and ENLC will mail a definitive information statement to unitholders of ENLC. This material is not a substitute for the joint information statement/proxy statement/prospectus or registration statement or for any other document that ENLC or ENLK may file with the SEC and send to ENLC’s and/or ENLK’s unitholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF ENLC AND ENLK ARE URGED TO READ THE PROSPECTUS/INFORMATION STATEMENT/PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus/information statement and other documents filed with the SEC by ENLC or ENLK through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ENLC and ENLK will be available free of charge on ENLC’s and ENLK’s website at www.enlink.com, in the “Investors” tab, or by contacting ENLC’s and ENLK’s Investor Relations Department at 214-721-9696.

ENLC and the directors and executive officers of the managing member of ENLC and the directors and executive officers of the general partner of ENLK may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of the managing member of ENLC may be found in its Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 21, 2018. Information about the directors and executive officers of the general partner of ENLK may be found in its Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 21, 2018. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

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